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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G


                     Under the Securities Exchange Act of 1934

                             (Amendment No. _________)*


                               Euronet Services Inc.
                                 (Name of Issuer)

                             Common Stock, $.02 par value
                            (Title of Class of Securities)

                                     0002987361
                                   (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

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CUSIP No. 0002987361                       13G              Page 2 of 10 Pages


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Poland Partners, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  / /
                                                                   (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware Limited Partnership
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                      0 shares
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                       1,769,446 shares
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                   0 shares
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                   1,769,446 shares
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,769,446 shares

-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         11.6%

-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
         PN

-------------------------------------------------------------------------------

                               Page 2 of 10 Pages

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CUSIP No. 0002987361                       13G              Page 3 of 10 Pages


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Poland Partners Management, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  / /
                                                                   (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware Limited Partnership
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                      0 shares
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                       1,769,446 shares
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                   0 shares
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                   1,769,446 shares
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,769,446 shares

-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         11.6%

-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
         PN

-------------------------------------------------------------------------------

                               Page 3 of 10 Pages

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CUSIP No. 0002987361                       13G                Page 4 of 10 Pages


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Poland Partners Management Company
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  / /
                                                                   (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware Corporation
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                      0 shares
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                       1,769,446 shares
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                   0 shares
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                   1,769,446 shares
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,769,446 shares

-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         11.6%

-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
         CO

-------------------------------------------------------------------------------

                               Page 4 of 10 Pages

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                                 Schedule 13G

Item 1(a).  Name of Issuer:  Euronet Services Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            14-24 Horvat U., 1027 Budapest, Hungary.

Item 2(a). Names of Persons Filing: Poland Partners, L.P., Poland Partners Management, L.P., and Poland Partners Management Company.

            Poland Partners Management Company is the sole General Partner of Poland Partners Management, L.P. and Poland Partners Management, L.P. is the sole General Partner of Poland Partners, L.P.

Item 2(b). Address of Principal Business Office or, if None, Residence: The address of the principal business office of Poland Partners Management Company, Poland Partners Management, L.P., and Poland Partners, L.P. is Poland Partners, Podwale 13, 00-950 Warsaw, Poland.

Item 2(c).  Citizenship:  Poland Partners Management, L.P. and Poland
            Partners, L.P. are limited partnerships organized under the laws of the State of Delaware. Poland Partners Management Company is a corporation organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities:  Common Stock, $.02 par value.

Item 2(e).  CUSIP Number:  0002987361

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)  [ ]     Broker or Dealer registered under Section 15 of
                         the Securities Exchange Act of 1934 (the "Act").

            (b)  [ ]     Bank as defined in Section 3(a)(6) of the Act.

            (c)  [ ]     Insurance Company as defined in Section 3(a)(19)
                         of the Act.

            (d)  [ ]     Investment Company registered under Section 8 of
                         the Investment Company Act of 1940.

            (e)  [ ]     Investment Adviser registered under Section 203 of
                         the Investment Advisers Act of 1940.

            (f)  [ ]     Employee Benefit Plan, Pension Fund which is subject
                         to the provisions of the Employee Retirement Income
                         Security Act of 1974 or Endowment Fund; see Rule
                         13d-1(b)(1)(ii)(F) of the Act.

                                  Page 5 of 10 Pages

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           (g)  [ ]     Parent Holding Company, in accordance with
                        Rule 13d-1(b)(ii)(G) of the Act.

           (h)  [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(H)
                        of the Act.

           Not Applicable.

Item 4.    Ownership.

     (a)   Amount Beneficially Owned:

           Each of Poland Partners Management Company, Poland Partners Management, L.P., and Poland Partners, L.P. (individually an "Entity" and collectively the "Entities") may be deemed to own beneficially 1,769,446 shares of Common Stock as of December 31, 1997.

           As of December 31, 1997, Poland Partners, L.P. is the record owner of 1,769,446 shares of Common Stock. By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the Record Shares. Hence, each Entity may be deemed to own beneficially 1,769,446 shares of Common Stock.

     (b)   Percent of Class:

           Poland Partners Management Company    11.6%
           Poland Partners Management, L.P.      11.6%
           Poland Partners, L.P.                 11.6%

           The foregoing percentages are calculated based on the 15,235,068 shares of Common Stock reported to be outstanding in a Quarterly Report on Form 10-Q for Euronet Services Inc. for the Quarter Ended September 30, 1997, as adjusted pursuant to Rule 13d-3(d)(1).

     (c)   Number of shares as to which such person has:

           (i)    sole power to vote or to direct the vote:

                  0 shares for each reporting person

           (ii)   shared power to vote or to direct the vote:

                  Poland Partners Management Company     1,769,446 shares
                  Poland Partners Management, L.P.       1,769,446 shares
                  Poland Partners, L.P.                  1,769,446 shares

           (iii)  sole power to dispose or to direct the dispositions of:


                                 Page 6 of 10 Pages

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                  0 shares for each reporting person

           (iv)   shared power to dispose or to direct the disposition of:


                  Poland Partners Management Company 1,769,446 shares Poland Partners Management, L.P. 1,769,446 shares
                  Poland Partners, L.P.                1,769,446 shares


      Each of the reporting persons expressly disclaims beneficial ownership of any shares of Common Stock of Euronet Services Inc., except in the case of Poland Partners, L.P. for the 1,769,446 shares which it holds of record.

Item 5.          Ownership of Five Percent or Less of a Class.

                 Not Applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Not Applicable.

Item 8.          Identification and Classification of Members of the Group.

                 Not Applicable. The reporting persons expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(ii)(H).

                                 Page 7 of 10 Pages

Item 9.          Notice of Dissolution of Group.

                 Not Applicable.

Item 10.         Certification.

                 Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).



                                Page 8 of 10 Pages

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                                     Signatures

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated:  February 13, 1998

                                   Poland Partners Management Company

                                   By:  /s/ Steven J. Buckley
                                       --------------------------------------
                                        Steven J. Buckley
                                        President


                                   Poland Partners Management, L.P.

                                   By:  Poland Partners Management Company,
                                        its general partner

                                   By:  /s/ Steven J. Buckley
                                       --------------------------------------
                                        Steven J. Buckley
                                        President


                                   Poland Partners, L.P.

                                   By:  Poland Partners Management, L.P.,
                                        its general partner

                                   By:  Poland Partners Management Company,
                                        its general partner

                                   By:  /s/ Steven J. Buckley
                                       --------------------------------------
                                        Steven J. Buckley
                                        President



                                 Page 9 of 10 Pages